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                          February 12, 2024

       Troy Wilson, Ph.D., J.D.
       President and Chief Executive Officer
       Kura Oncology, Inc.
       12730 High Bluff Drive, Suite 400
       San Diego, CA 92130

                                                        Re: Kura Oncology, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed February 9,
2024
                                                            File No. 333-276995

       Dear Troy Wilson:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Daniel
Crawford at 202-551-7767 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Wade Andrews, Esq.